FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 13, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

         Notification of Transactions of Directors, Persons Discharging
                 Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned person on 13 October 2005 of an increase in their notional interests in Ordinary Shares at a price of GBP13.35 per share and Ordinary Share ADRs at a price of $48.00 per ADR following the notional re-investment of the dividend paid to shareholders on 06 October 2005.

Mr R Bondy                                   1,196.184 Ordinary shares

Dr W Calhoun                                   375.531 ADR shares

Mr M Dunoyer                                   450.511 Ordinary shares

Dr J P Garnier                               3,004.241 ADR shares

Dr R Greig                                     375.531 ADR shares

Mr J Heslop                                    118.103 Ordinary shares

Mr D Phelan                                    578.316 ADR shares

Dr D Pulman                                    395.765 Ordinary shares
                                               184.222 ADR shares

Mr D Stout                                   1,111.569 ADR shares

Mr C Viehbacher                                578.316 ADR shares

Mr A Witty                                   1,053.708 Ordinary shares

Dr T Yamada                                    901.273 ADR shares

Mrs J Younger                                   271.86 Ordinary shares

Mr J Ziegler                                   578.316 ADR shares

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).

S M Bicknell
Company Secretary


13 October 2005


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 13, 2005                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc